EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratios)
(Unaudited)

Computation of ratio of net income to fixed charges:

	Year ended December 31
	2013	2012	2011	2010	2009
Fixed charges	$75,104	$77,848	$66,080	$56,251	$128,830

Fixed charges	$75,104	$77,848	$66,080	$56,251	$128,830
Net income	126,487	163,626	160,204	126,896	129,263
	$201,591	$241,474	$226,284	$183,147	$258,093
Ratio of net income to fixed charges	2.68:1	3.10:1	3.42:1	3.26:1	2.00:1

Computation of ratio of net income to combined fixed charges and preferred stock dividends:

	Year ended December 31
	2013	2012	2011	2010	2009
Fixed charges	$75,104	$77,848	$66,080	$56,251	$128,830
Preferred stock items:
Redemption preference premiums*	19,924	–	–	–	–
Dividends	17,536	21,021	20,369	20,233	20,239
Combined fixed charges and preferred stock items	$112,564	$98,869	$86,449	$76,484	$149,069

Fixed charges	$75,104	$77,848	$66,080	$56,251	$128,830
Net income	126,487	163,626	160,204	126,896	129,263
	$201,591	$241,474	$226,284	$183,147	$258,093
Ratio of net income to combined fixed charges and preferred stock dividends	1.79:1	2.44:1	2.62:1	2.39:1	1.73:1

*	Capstead’s Series A and B preferred shares were redeemed on June 13, 2013. See NOTE 11 to the consolidated financial statements (included under Item 8 of this report). The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.18:1 for the year ended December 31, 2013.